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Exhibit 12

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

        The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Years Ended December 31,
(in thousands)(unaudited)	2001	2000	1999
Earnings:
Income (loss) before provision for income taxes and minority interest	$(137,281)	$(54,536)	$14,015
Fixed charges	12,643	9,408	1,042
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(732)	(93)	—

	$(125,370)	$(45,221)	$15,057

Fixed Charges:
Interest expensed	$10,460	$8,383	$922
Amortized capitalized expenses related to indebtedness	835	553	—
Estimate of interest within rental expense	1,348	472	120

	$12,643	$9,408	$1,042

Ratio of earnings to fixed charges	— (1)	— (1)	14.5	x

(1)
For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively.

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Statements Regarding Computations of Ratios of Earnings to Fixed Charges